

Mail Stop 3561

June 30, 2017

<u>Via E-mail</u>
Alistair Macdonald
Chief Executive Officer
INC Research Holdings, Inc.
3201 Beechleaf Court, Suite 600
Raleigh, NC 27604

      **Re: INC Research Holdings, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Response dated June 30, 2017
             File No. 001-36730**

Dear Mr. Macdonald:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  /s/ James Lopez (for)

                                  John Reynolds
                                  Assistant Director
                                  Office of Beverages, Apparel, and Mining